20012749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREENWICH AVENUE, 4TH FLOOR
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWIN GARCIA 203-618-9359
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK, LLP
(Name – *if individual, state last, first, middle name*)

1301 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NEW YORK (State) 10019 (Zip Code)

SEC Mail Processing
MAR 19 2020
Washington, DC

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RANDALL E. PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCP SECURITIES, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF CONNECTICUT)
) ss. Greenwich January 17, 2020
COUNTY OF FAIRFIELD)

James W. Harper
Notary Public of Connecticut I.D. # 178720
My Commission Expires 3/31/2024

Signature

PRESIDENT & CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Members
of BCP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of BCP Securities, LLC & Subsidiaries (the "Company") as of December 31, 2019, the related consolidated statements of operations, changes in members' capital and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in the supplementary schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

We have served as the Company's auditor since 2016.

CohnReznick LLP

New York, New York
March 16, 2020

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents			$	5,208,207
Due from brokers				12,538,883
Securities owned, at fair value				13,932,103
Furniture, equipment and leasehold improvements	$	3,220,660		
Less: accumulated depreciation and amortization		(1,010,141)		2,210,519
Right-of-use asset – leases				7,758,414
Security deposits and other assets				1,249,749
TOTAL ASSETS			$	42,897,875

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accrued expenses and other liabilities	$	2,154,885
Income taxes payable		2,045,702
Deferred tax liability		27,000
Mortgage payable		588,911
Lease liability		8,064,195
Securities sold, not yet purchased, at fair value		10,862,796
TOTAL LIABILITIES		23,743,489
Commitments and contingencies		
Members' capital		19,154,386
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	42,897,875

The accompanying notes are an integral part of these consolidated financial statements.

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue:	
Trading profits	$ 32,406,781
Underwritings fees	1,812,390
Interest and dividends	1,648,250
TOTAL REVENUE	35,867,421
Expenses:	
Salaries and commissions	17,255,624
Tickers and quotes	1,857,337
Employee benefits	1,850,820
Consulting and outside services	1,653,486
Interest expense	1,342,287
Clearance and brokerage	1,268,349
Rent	1,229,523
Travel and entertainment	1,030,133
Office expense	670,127
Other expenses	480,224
Administrative expenses	366,231
Other taxes	288,872
Professional Fees	262,716
Depreciation and amortization	176,774
TOTAL EXPENSES	29,732,503
INCOME BEFORE INCOME TAXES	6,134,918
PROVISION FOR INCOME TAXES	2,318,086
NET INCOME	$ 3,816,832

The accompanying notes are an integral part of these consolidated financial statements.

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2019

Members' capital at December 31, 2018	$ 15,069,799
Capital contributions	267,755
Net income	3,816,832
Members' capital at December 31, 2019	$ 19,154,386

The accompanying notes are an integral part of these consolidated financial statements.

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities:		
Net income		$ 3,816,832
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 176,774	
Deferred taxes	27,000	
Loss on disposal of fixed assets	23,890	
(Increase) decrease in operating assets:		
Due from brokers	(5,083,735)	
Securities owned, at fair value	(2,651,872)	
Security deposits and other assets	(371,071)	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	327,650	
Securities sold, not yet purchased, at fair value	3,287,938	
Income taxes payable	2,045,702	
Amortization of right-of-use asset-leases	767,347	
Accretion of lease liability	629,701	
Payment of lease liability	(1,091,268)	
Net adjustments		(1,911,944)
Net Cash Provided By Operating Activities		1,904,888
Cash Flows from Investing Activities:		
Purchase of fixed assets	(179,103)	
Net Cash Used In Investing Activities		(179,103)
Cash Flows from Financing Activities:		
Payments related to mortgage payable	(49,083)	
Capital contributions	267,755	
Net Cash Provided By Financing Activities		218,672
Effects of exchange rate changes on cash		(20,829)

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019
(continued)

Net Increase in Cash		1,923,628
Cash and Cash Equivalents at Beginning of Year		3,284,579
Cash and Cash Equivalents at End of Year	$	5,208,207
Supplemental Disclosure of Cash Flow Information:		
Interest paid for the year	$	1,246,678
Cash paid for income taxes	$	245,384

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. In addition, the Company is involved in proprietary trading, buying and selling securities for its own account. The Company also acts as an underwriter of securities offerings. The Company operates under the exemptive provisions of SEC Rule 15c3-3-(k)(2)(ii).

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2019, the due from brokers, as reflected on the consolidated statement of financial condition, consisted substantially of cash due from this broker.

The Company has four wholly-owned subsidiaries: Baer, Crosby and Pike, Agencia De Valores, S.A. ("Spain"), BCP Securities Asia Pte Ltd. ("Singapore"), BCP Securities Do Brasil Representacoes Ltda. ("Brasil"), and Bear Crosby Pike de Mexico, S. De R.L. De C.V. ("Mexico"), (the "Subsidiaries"). Spain and Singapore operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV") and Singapore is registered with the *Accounting and Corporate Regulatory Authority* ("ACRA"). Brasil is a representation office registered with the Central Bank of Brasil. Mexico is a corporate venture focused on building client relationships and working with them to provide innovative financial solutions. The consolidated financial statements include the accounts of both the Company and its wholly-owned Subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of this guidance did not have a material impact on the manner in which the Company recorded its revenue.

Transactions in securities and related trading revenue and expense are recorded on the trade date basis. Securities owned or sold, not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits. The recognition of realized and unrealized gains and losses on proprietary trading transactions of financial instruments is within the scope of FASB ASC 860, *Transfers and Servicing*, and FASB ASC 940, *Financial Services - Brokers and Dealers.*

Underwriting fees. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer). The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. The fees are generally received within 90 days from the settlement date.

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The provision for income taxes for the year ended December 31, 2019 consists of the following:

Current:	
Federal	$ 1,610,000
State	445,000
Foreign	236,086
Total Current Tax	2,291,086
Deferred:	
Federal	$ 27,000
Total Deferred Tax	27,000
Total Tax Provision	$ 2,318,086

The provision for income taxes includes permanent differences of approximately $70,000 for the year ended December 31, 2019 related to entertainment.

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service, ("IRS") and in prior years was not subject to federal or state income taxes, with the exception of Pass-Through Entity Tax ("PTE") imposed by Connecticut. In October of 2019, the Company filed an entity classification election with the IRS to elect to treat the Company as a corporation for federal and state income tax purposes. The election requested retroactive treatment to January 1, 2019. The Company is subject to foreign taxes to the local jurisdictions of its wholly owned subsidiaries based on the income generated in those respective countries where the subsidiaries are located.

FASB ASC 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged' or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties in the related tax liability in the consolidated statement of financial condition. As disclosed in Note 8, the Company accrued for a contingent liability of $490,000 for estimated penalties which is included in the $1,610,000 shown in the table above. The years that remain subject to examination by taxing authorities are 2016 through 2018.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax liability which is included in the consolidated financial statements have arisen from the differences between the financial and tax accounting methodologies used for the depreciation of fixed assets. It has been based on currently enacted income tax rates applicable to the period in which the deferred tax liability is expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single domestic bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single domestic brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corporation ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The Company considers its investments to be trading securities and records them at fair value. Fair value is the price that would be received by selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Leases. In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

The new standard was effective on January 1, 2019. The Company adopted the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. Refer to Note 8 for additional information.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2019. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy. The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Equity securities, US Treasury bills: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds, Foreign municipality bonds, Sovereign government bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 43,196	$ -	$ -	$ 43,196
US Treasury bills*	259,389	-	-	259,389
Sovereign government bonds	-	1,760,277	-	1,760,277
Corporate bonds	-	10,718,022	-	10,718,022
Foreign municipality bonds	-	1,410,608	-	1,410,608
Total	$ 302,585	$ 13,888,907	$ -	$ 14,191,492

Liabilities	Level 1	Level 2	Level 3	Total
Sovereign government bonds	$ -	$ (4,303,780)	$ -	$ (4,303,780)
Corporate bonds	-	(5,306,991)	-	(5,306,991)
Foreign municipality bonds	-	(1,252,025)	-	(1,252,025)
Total	$ -	$ (10,862,796)	$ -	$ (10,862,796)

(*)Note: The Company's US Treasury bills were reported as cash and cash equivalents.

NOTE 4. FIXED ASSETS

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset.

Leasehold improvements	$ 1,379,137
Office Suite Acquisition-Spain	1,012,988
Furniture	319,460
Computer and equipment	509,075
	3,220,660
Accumulated Depreciation and Amortization	(1,010,141)
Total Fixed Assets	$ 2,210,519

NOTE 5. PROFIT SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all Company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2019 in the amount of $405,961.

NOTE 6. TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while consolidated statement of operations accounts are translated at exchange rates prevailing throughout the year. The impact of the translations is not material. Gains or losses resulting from foreign currency transactions are included in other expenses.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $8,741,782 which was $8,327,073 in excess of its required net capital of $414,709. The Company's net capital ratio was 0.71 to 1.

NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES

Lease Standards

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a ROU asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and, accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is reasonably certain to exercise these renewal options, the optional periods are included in determining the lease term, and associated payments under these renewal options are included from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The operating lease cost for the year ended December 31, 2019 is $1,229,523.

Amounts reported in the consolidated balance sheet as of December 31, 2019 were as follows:

Operating Leases:

Operating Lease ROU assets	$7,758,414
Operating Lease ROU liabilities	8,064,195

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow for operating leases $1,091,268

ROU assets obtained in exchange for lease obligations:

Operating leases $767,347

Reductions to ROU assets resulting from reductions to lease obligations:

Operating leases $629,701

Weighted average remaining lease term:

Operating leases 9.78 years

Weighted average discount rate:

Operating leases 5.5 %

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

Year ending December 31,	Total Amount
2020	$ 1,124,359
2021	1,097,585
2022	1,007,592
2023	978,236
2024	969,929
Thereafter	5,386,467
Total undiscounted lease payments	10,564,168
Less imputed interest	(2,499,973)
Total lease liabilities	$ 8,064,195

Long term debt

The mortgage is payable in average monthly installments of $4,299, not including interest, through May 23, 2031. The rate on the mortgage is variable and is equal to Euribor + .09%. This rate is reviewed every six months. Maturities are as follows:

Year ending December 31,	Total Amount
2020	$ 49,998
2021	50,297
2022	50,597
2023	50,900
2024	51,204
Thereafter	335,915
	$ 588,911

NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Income Taxes

For the year ended December 31, 2019, the Company accrued for a contingent liability of $490,000 for estimated incomplete filing penalties related to IRS Form 5471, information return of U.S. persons with respect to certain foreign corporations for prior periods (and with respect to which it is believed that no income taxes were due or owed). The amount is included in income taxes payable on the consolidated financial condition and provision for income taxes on the consolidated statement of operations.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 16, 2020, which is the date that these financials statements were available to be issued, and no events have been identified which require disclosure.

SUPPLEMENTARY INFORMATION

BCP SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Credits:	
Total Members' Capital	$ 19,154,386
Debits:	
Nonallowable Assets:	
Net equity ownership in consolidated Subsidiaries	5,209,242
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	830,452
Security deposits and other assets	641,289
Total Nonallowable Assets	6,680,983
Net Capital before Haircuts on Securities	12,473,403
Haircuts on Securities	3,731,621
Net Capital per Rule 15c3-1	8,741,782
Minimum net capital requirement	414,709
Excess Net Capital	$ 8,327,073
Aggregate Indebtedness:	
Accrued expenses and other liabilities	$ 6,220,627
Ratio of Aggregate Indebtedness to Net Capital	0.71 to 1

No material differences existed between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

BCP SECURITIES, LLC & SUBSIDIARIES
SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

BCP SECURITIES, LLC & SUBSIDIARIES
SCHEDULE III
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHOD OF CONSOLIDATION
AS OF DECEMBER 31, 2019

Account	Balances per Unaudited Form X-17A-5 Part IIA Filing	Items Affecting Method of Consolidation	Balances per Audited Consolidated Statement of Financial Condition
	( ) indicates credit balance		( ) indicates credit balance
Cash and cash equivalents (*)	$ 3,085,840	$ 2,122,367	$ 5,208,207
Due from brokers	12,538,883	-	12,538,883
Securities owned (*)	13,932,103	-	13,932,103
Furniture, equipment and leasehold improvements, net	830,452	1,380,067	2,210,519
Right-of-use asset - leases	7,758,414	-	7,758,414
Investments in and receivables from subsidiaries	5,209,242	(5,209,242)	-
Security deposits and other assets	641,289	608,460	1,249,749
Accrued expenses and other liabilities	(6,220,627)	1,404,129	(4,816,498)
Lease Liability	(7,758,414)	(305,781)	(8,064,195)
Securities sold, not yet purchased, at fair value	(10,862,796)	-	(10,862,796)

(*) Note: The Company's US Treasury bills (fair value of $259,389) were not reported as cash and cash equivalents on the unaudited Form X-17A-5 Part IIA filing, but were reported as "exempted securities." For purposes of the consolidated statements of financial condition and cash flows, the US Treasury bills were considered cash and cash equivalents.

SECTION II

SUPPLEMENTARY REPORT

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Members
of BCP Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BCP Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
March 16, 2020

BCP SECURITIES, LLC'S EXEMPTION REPORT

BCP SECURITIES, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

BCP SECURITIES, LLC

I, Randall E. Pike, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: President & CEO

March 16, 2020